SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2003

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes	No X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):________________ )

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A

Date: 3 March 2003	Name: Fabrizio Cosco Title: Company Secretary

Eni S.p.A. Rapporti con gli organi di informazione Piazza Vanoni, 1 — 20097 San Donato Milanese (MI) Tel. 02 52031287 Fax 02 52051668 Www.eni.it

PRESS CONFERENCE

Eni — Preliminary results for 2002

Net income: euro 4,582 million
Net income excluding non-recurring expense: euro 4,912 million
Proposed dividend: euro 0.75 per share
Total capital expenditures and financial investments: euro 9,441 million
Hydrocarbon production: 1,472,000 boe/day (1,498,000 before Opec cuts)
Proved hydrocarbon reserves: 7 billion boe

Eni SpA’s Board of Directors examined yesterday Eni’s 2002 preliminary consolidated financial statements which showed a net income of euro 4,582 million. The euro 3,169 million decrease was mainly due to the fact that in 2001 gains were recorded on the public offering of 40.24% of Snam Rete Gas (euro 2,453 million) and on the sale of real estate (euro 610 million).

In homogeneous terms, excluding non-recurring items and the attribution of net income of Snam Rete Gas to minorities in the first half of
2002(1), net income declined by euro 646 million (from euro 5,757 million to euro 5,111 million(2)), down 11.2%, mainly due to the 14.5% decline in operating income excluding non-recurring items (from euro 10,482 million to euro 8,959 million) offset in part by lower income taxes, due in particular to lower pre-tax income, and by lower net financial expense.

Net income excluding non-recurring items (net expense of euro 330 million) amounted to euro 4,912 million (down 14.7% over 2001).

Based on preliminary results, the Board of Directors will propose the General Shareholders’ Meeting a dividend of euro 0.75 per share, which implies a 62% pay-out . Dividends entitle an ordinary tax credit of 56.25%.

(1)	Snam Rete Gas started its activity in July 1, 2001.
(2)	The reconciliation of 2001 and 2002 net income is included in the “Reclassified income statement” table attached.

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Eni’s operating income in 2002 (euro 8,502 million) declined by euro 1,811 million over 2001, down 17.6%, essentially in:

•	the Exploration & Production division (down euro 809 million, or 13.5%), resulting mainly from lower natural gas realization prices (down 11.1%), higher mineral asset impairment (euro 244 million), the appreciation of the euro over the dollar (5.6%), as well as increased exploration activity (euro 94 million). These negative factors were partly offset by higher international oil prices and an improvement in Eni’s production mix (overall up 5.2%), increased hydrocarbon production sold (23.4 million boe(3), up 4.7%) and gains on disposal of assets (euro 92 million);

•	the Refining & Marketing division (down euro 658 million, or 66.8%), due mainly to lower refining margins (Brent margin was down 59.4%);

•	the Gas & Power division (down euro 441 million, or 12%), due mainly to the effect of a change in sales mix due to the higher share of sales abroad, related to the progressive alignment to the ceilings set by Legislative Decree No. 164/2000, and to lower sales (1.20 billion cubic meters, down 1.9%). Asset impairment in Brazil and Argentina (euro 93 million) and the payment of the environmental tax levied by the Sicilia Region with Regional Law No. 2 of March 26, 2002 (euro 86 million) also affected the result of the Gas & Power division.

In 2002 daily hydrocarbon production amounted to 1,472,000 boe (oil and condensates 921,000 barrels; natural gas 551,000 boe) increasing by 103,000 boe over 2001, up 7.5%, despite the 26,000 boe effect of production cuts decided by OPEC and the 8,000 boe effect of the rationalization of Eni’s mineral rights portfolio. In the fourth quarter of 2002 daily production was 1,527,000 boe reaching one year in advance the planned 1.5 million boe target set for 2003. Eni intends to maintain this production trend in the near future leveraging on internal development and targeting over 1.8 million boe/day in 2006 (an yearly average increase of approximately 6%).

Eni’s proved reserves of hydrocarbons at December 31, 2002 totaled 7 billion boe, increasing by 101 million boe over 2001. This increase allowed to replace 119% of production; 129% excluding rationalizations. The average reserve life index is 13.2 years (13.7 in 2001).

Rationalization and improved efficiency actions led to cost savings amounting to euro 523 million, offsetting almost entirely increases related to salary increases and inflation. Cost savings achieved in the 1999-2002 period amounted to approximately euro 1.7 billion, or 50% of the euro 3.4 billion target set for 2006.

Total capital expenditure and financial investments amounted to euro 9,441 million. Capital expenditure (euro 8,058 million) increased by euro 1,452 million over 2001, or 22%. Financial investments (euro 1,383 million) concerned in particular the acquisition of the French company Bouygues Offshore in the oilfield services activity and the purchase of 97% of GVS in joint venture with the German company EnBW.

(3)	Barrels of oil equivalent.

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Net borrowings at December 31, 2002 amounted to euro 11,155 million with an increase of euro 1,051 million over December 31, 2001 due mainly to the anticipated payment of some tax items. The debt to equity ratio (including minority interest) amounted to 0.39 (0.34 at December 31, 2001)

In 2002, a total of 52.26 million own shares for euro 770 million (at the average price of euro 14.74 per share(4)) were purchased. From the beginning of the share buy-back program (September 1, 2000) to February 26, 2003 Eni purchased 218 million own shares, corresponding to 5.46% of its share capital, for a total of euro 3,007 million (at an average price of euro 13.77 per share).

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Eni’s Board of Directors also examined Eni SpA’s preliminary financial statements which recorded net income amounting to euro 3,880 million, with an euro 1,630 million increase (Eni SpA’s 2002 financial statements include the effects of the mergers with Snam SpA, AgipPetroli SpA and Somicem SpA).

Tables containing main consolidated financial data and main operating data are attached.

San Donato Milanese, February 28, 2003

This press release is available on Eni’s web site at www.eni.it

The report on preliminary results will be available at Eni’s web site at 1:00 p.m. CET.

(4)	In 2002 the official average price weighted with volumes exchanged of Eni shares was euro 15.272.

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Reclassified Income Statement	(million €)

	Fourth quarter
2001	2002	% Ch.		2001(1)	2002	% Ch.

12,572	13,223	5.2	Net sales from operations	49,272	47,922	(2.7)
328	356	8.5	Other income and revenues	921	1,072	16.4
(8,953)	(9,820)	9.7	Operating expenses	(35,037)	(34,994)	(0.1)
3,947	3,759	(4.8)	Gross operating margin	15,156	14,000	(7.6)
(1,397)	(1,686)	20.7	Depreciation, amortization and writedowns	(4,843)	(5,498)	13.5
2,550	2,073	(18.7)	Operating income	10,313	8,502	(17.6)
(26)	78	—	Net financial (expense) income	(295)	(167)	(43.4)
3	(48)	—	Net income (expense) from investments	(7)	38	—
2,527	2,103	(16.8)	Income before extraordinary items and income taxes	10,011	8,373	(16.4)
1,335	(58)	—	Net extraordinary (expense) income	1,737	(29)	—
3,862	2,045	(47.0)	Income before income taxes	11,748	8,344	(29.0)
(303)	(486)	60.4	Income taxes	(3,529)	(3,132)	(11.2)
3,559	1,559	(56.2)	Income before minority interest	8,219	5,212	(36.6)
(199)	(159)	(20.1)	Minority interest	(468)	(630)	34.6
3,360	1,400	(58.3)	Net income	7,751	4,582	(40.9)
(1,680)	181	—	Non-recurring expense (income)	(1,994)	330	—
1,680	1,581	(5.9)	Net income excluding non-recurring items	5,757	4,912	(14.7)
			Minority interest of Snam Rete Gas in the first half of 2002(2)		199
1,680	1,581	(5.9)	Net income in homogeneous terms	5,757	5,111	(11.2)

(1)	Effective from January 1, 2002, Polimeri Europa Srl is consolidated line by line; previously it was accounted for by the equity method in view of its sale. In order to make a homogeneous comparison possible, Eni’s reclassified income statement for 2001 and reclassified balance sheet as of December 31, 2001 assume full consolidation of Polimeri Europa Srl from January 1, 2001.

(2)	Snam Rete Gas started operating on July 1, 2001, in order to make a homogeneous comparison with 2001 possible, net income for 2002 includes also the share of net income generated by Snam Rete Gas attributed to minorities in the first half of 2002.

Operating income by segment	(million €)

	Fourth quarter
2001	2002	% Ch.		2001	2002	% Ch.

1,355	1,333	(1.6)	Exploration & Production(1)	5,984	5,175	(13.5)
1,271	853	(32.9)	Gas & Power(1)(2)	3,672	3,231	(12.0)
53	83	56.6	Refining & Marketing	985	327	(66.8)
(195)	(179)	8.2	Petrochemicals	(415)	(346)	16.6
113	66	(41.6)	Oilfield Services and Engineering	255	298	16.9
(47)	(83)	(76.6)	Other activities	(168)	(183)	(8.9)
2,550	2,073	(18.7)	Operating income	10,313	8,502	(17.6)
169	382	(126.0)	Non-recurring expense	169	457	(170.4)
2,719	2,455	(9.7)	Operating income excluding non-recurring items	10,482	8,959	(14.5)

(1)	Operating income of 2002 prudentially reflects the euro 144 million effect of the reduction in natural gas storage and modulation tariffs following decision No. 49 of the Authority for Electricity and Gas of March 26, 2002. Eni filed an appeal against this decision with the Regional Administrative Court of Lombardia. Pending the result of this appeal, Eni did not record the effects of the new tariff regime on the operating income of the Exploration & Production and Gas & Power divisions. These effects amounted to a euro 271 million decrease on operating income of Exploration & Production division and to a euro 271 million increase on operating income of Gas & Power division.

(2)	Effective from 2002, Eni’s new Gas & Power division is responsible for Eni’s natural gas and electricity generation activities. In the past the results of operations of Natural Gas and Electricity Generation segments were reported separately.

Net income by segment excluding non-recurring items	(million €)

	Fourth quarter
2001	2002	% Ch.		2001	2002	% Ch.

1,436	1,536	7.0	Exploration & Production	6,072	5,428	(10.6)
1,274	916	(28.1)	Gas & Power	3,675	3,360	(8.6)
60	76	26.7	Refining & Marketing	963	318	(67.0)
(117)	(61)	47.9	Petrochemicals	(315)	(268)	14.9
113	66	(41.6)	Oilfield Services and Engineering	255	298	16.9
(47)	(83)	76.6	Other activities	(168)	(177)	(5.4)
2,719	2,450	(9.9)	Operating income excluding non-recurring items	10,482	8,959	(14.5)

Non-Recurring items	(million €)

	Fourth quarter
2001	2002		2001	2002

(93)	(407)	Asset impairment	(100)	(542)
	(21)	Tax of the Sicilia Region		(86)
	3	(Cost)/revenues of previous periods		61
	42	Gains on disposal		92
(76)	(10)	(Impairment)/revaluation of stocks	(69)	40
	11	Other		(22)
(169)	(382)	Non-recurring items in operating income	(169)	(457)
		of which:
(81)	(203)	– Exploration & Production	(88)	(253)
(3)	(63)	– Gas & Power	(3)	(129)
(7)	7	– Refining & Marketing	22	9
(78)	(118)	– Petrochemicals	(100)	(78)
	(5)	– Others		(6)
0	(20)	Non-recurring expense on investments	(82)	(36)
1,335	(58)	Extraordinary (expense) income	1,737	(29)
1,166	(460)	Non-recurring items before taxes	1,486	(522)
		Adjustment of reserve for deferred tax liabilities due to change in tax regime in UK		(215)
		Release of reserve for anticipated amortization as per Law 498/2001		95
514	279	Taxes (estimated)	508	312
38	241	– related to non-recurring items in operating income	32	245
476	38	– related to other non-recurring items	476	67
1,680	(181)	Non-recurring items after taxes	1,994	(330)

Net extraordinary expense	(million €)

	2001	2002

Extraordinary income
Gain on disposals
gain on the public offering of 40.24% of Snam Rete Gas	2,453
gain on the sale of real estate	751
other gains	269	257
	3,473	257
Other extraordinary income	177	120
	3,650	377

Extraordinary expense
Restructuring costs:
provisions for risks and contingencies	(885)	(157)
costs of redundancy incentives	(257)	(121)
writedowns of fixed assets and losses from investments	(651)	(55)
	(1,793)	(333)
Other extraordinary expense	(120)	(73)
	(1,913)	(406)
Net extraordinary (expense) income	1,737	(29)

Consolidated balance sheet	(million €)

	2001	2002

Net capital employed	39,293	39,519
Shareholders’ equity including minority interests	29,189	28,364
Net borrowings	10,104	11,155
Total liabilities and shareholders’ equity	39,293	39,519

Key market indicators

	Fourth quarter
2001	2002	% Ch.		2001	2002	% Ch.

19.38	26.78	38.2	Average price of Brent dated crude oil(1)	24.46	24.98	2.1
1.88	1.49	(20.7)	Average European refining margins(2)	1.97	0.80	(59.4)
0.896	1.000	11.6	Average euro/USD exchange rate	0.896	0.946	5.6
3.4	3.1	(8.8)	Euribor(3)	4.3	3.3	(23.3)

(1)	In USD/barrel. Source: Platt’s Oilgram.
(2)	In USD/barrel FOB Mediterranean market, Brent crude, lead free gasoline. Eni calculations based on Platt’s Oilgram data.
(3)	Percentage.

Summary operating data

	Fourth quarter
2001	2002	% Ch.		2001	2002	% Ch.

1,408	1,527	8.5	Daily production of hydrocarbons (thousand boe)	1,369	1,472	7.5
883	939	6.3	oil (thousand barrels)	857	921	7.5
525	588	12.0	natural gas(1) (thousand boe)	512	551	7.6
			Proved hydrocarbon reserves (million boe)	6,929	7,030	1.5
			oil reserves (million barrels)	3,948	3,782	(4.2)
			natural gas reserves(1) (million boe)	2,981	3,248	(9.0)
			Sales of natural gas in primary distribution
17.80	14.26	(19,9)	in Italy (billion cubic meters)	58.89	52.56	(10.7)
1.65	2.44	47.9	Sales of natural gas in primary distribution in Europe (billion cubic meters)	3.07	8.20	167.1
3.93	4.83	22.9	Natural gas transported on behalf of third parties in Italy (billion cubic meters)	11.41	19.11	67.5
1,306	1,338	2.5	Electricity sales (gigawatthour)	4,987	5,004	0.3
13.84	13.18	(4.8)	Sales of refined products (million tonnes)	53.24	52.02	(2.3)
1,456	1,592	9.3	Sales of petrochemicals products(2) (thousand tonnes)	6,113	6,313	3.3

(1)	Natural gas was converted to boe using a coefficient of 0.0061 for each cubic meter of gas produced outside Italy and 0.0063 for each cubic meter of gas produced in Italy due to the different characteristics of natural gas.
(2)	Data of 2001 assume full consolidation of Polimeri Europa Srl from January 1, 2001 (see note 1 of Income Statement).

Eni S.p.A. Rapporti con gli organi di informazione Piazza Vanoni, 1 — 20097 San Donato Milanese (MI) Tel. 02 52031287 Fax 02 52051668 Www.eni.it

PRESS RELEASE

Eni: Board approved the issue of an euro 1.5 billion bond

Eni’ s Board of Directors resolved yesterday February 27 to issue a bond amounting to euro 1.5 billion.

The decision was made on the basis of the power conferred to the Board by the Shareholders’ Meeting on May 30, 2002.

The bond will be issued in one or more tranches and will be floated on the Luxemburg stock exchange. The bond issue aims at a better balance among short and long term debt of Eni Group.

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